

November 8, 2023

Fareed Aljawhari
Chief Executive Officer
Micropolis Holding Company
Warehouse 1, Dar Alkhaleej Building
Dubai Production City, Dubai, UAE

      Re: Micropolis Holding Company
            Draft Registration Statement on Form F-1
            Submitted October 16, 2023
            CIK No. 0001993431

Dear Fareed Aljawhari:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted October 16, 2023

General

1.   Please revise, in the appropriate section, to provide the information required by Item 3.B of Form 20-F regarding indebtedness.

2.   We note your disclosure regarding partnerships with QSS Robotics and the Dubai Police. Please elaborate on these partnerships and disclose the material terms of these partnerships, include each parties' rights and obligations, the duration of the partnerships, and the termination provisions. Please file any material agreements as exhibits in a future amendment. Refer to Item 601(b)(10) of Regulation S-K.

Fareed Aljawhari
Micropolis Holding Company
November 8, 2023
Page 2

Cover Page

3.   Please revise the cover page to provide a cross-reference to the risk factors section, including the page number where it appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

4.   Please revise footnote two to disclose the price at which the underwriters' warrants will be exercisable and that they may be exercised immediately on a cashless basis.

Summary Risk Factors, page 6

5.   We note the inclusion of a bulleted summary of the principal risk factors. Please amend the summary of principal risk factors so that it is no more than two pages. Refer to Item 105(b) of Regulation S-K.

Implications of Being an "Emerging Growth Company" and a "Foreign Private Issuer"
Emerging Growth Company, page 10

6.   On page 11, you disclose that given that you currently report and expect to continue to report under U.S. GAAP, you have irrevocably elected not to avail yourselves of the extended transition period and, as a result, you will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. However, we note that your financial statements included in the filing were prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board rather than U.S. GAAP. Please note that the term "new or revised financial accounting standards" refers to any update issued by the FASB to its Accounting Standards Codification after April 5, 2012, the date of the enactment of the JOBS Act. Please revise your disclosure to correct this inconsistency. In addition, please tell us what consideration you gave to revising your risk factor on pages 31-32 regarding your plan to comply with any new or revised financial accounting standards.

Presentation of Financial and Other Information, page 12

7.   We note your disclosure that unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP and also, that unless otherwise indicated, all references to currency amounts in this prospectus are in USD. In light of the fact that it appears your audited financial statements are presented in accordance with IFRS and are presented in your reporting currency of the AED, please revise this inconsistency on page 12.

Summary Financial Information, page 14

8. We note that your Summary Financial Information presented beginning on page 14, as well as your Selected Combined Financial and Operating Data beginning on page 41, include a column for both 2022 and 2021 amounts in US Dollars. Please note that dollar equivalent or convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and any subsequent interim period. Translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different. The rate used for the convenience translation should generally be the rate that the issuer would use if dividends were to be paid in U.S. dollars.

Risk Factors, page 17

9. We note your disclosure that this section describes some of the significant risks known to you now. Please revise to state that you have described the material risks known to you. Refer to Item 105 of Regulation S-K.

We may not exclusively own 100% of all intellectual property and technologies..., page 20

10. We note your disclosure that you may not exclusively own 100% of all intellectual property that you develop. Please revise to address your current arrangements and clearly state whether you own 100% of your intellectual property and related technologies.

Special Note Regarding Forward-Looking Statements, page 36

11. We note your statement that you have not independently verified the statistical data and estimates obtained from industry publications contained in your prospectus. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information.

Use of Proceeds, page 37

12. We note your disclosure on page 47 that certain amounts are due to be "paid back post-IPO" to Diamond Developer Co. Limited and Mr. Fares Mohd Said Mustafa Abubaker. If a portion of the proceeds are to be used to reduce or discharge indebtedness, please revise to describe the interest rate and maturity of such indebtedness. Refer to Item 3.C.4 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 47

13.   Please discuss your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the short-term (i.e. the next 12 months) and plans for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 5.B of Form 20-F.

Business, page 54

14.   We note a portion of the proceeds will be used for marketing and public relations. Please revise to provide a description of the marketing channels used by the company. Refer to Item 4.B.5 of Form 20-F.

Our Major Suppliers, page 73

15.   We note you entered into a professional services agreement with Siemens. Please revise to disclose all of the material terms of the agreement, including the duration and termination provisions.

Related Party Transactions, page 91

16.   We note multiple loans and amounts due to related parties. Please revise to disclose the interest rates and maturity dates of such loans.

Description of Share Capital and Governing Documents, page 92

17.   Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Financial Statements
Balance Sheets, page F-3

18.   You indicate that the financial statements were authorized for issue on April 26, 2023 by your General Manager. However, we note that your auditor's report on page F-2 was dated October 11, 2023. Please help us understand how your financial statements were authorized for issue prior to the audit report date. Please advise or revise accordingly.

Statements of Comprehensive Income, page F-4

19.   Please revise to include disclosure of earnings per share as required by paragraph 66 of IAS 33 and Item 5-03(b)(25) of Regulation S-X. Also, we note from your disclosure in Note 2 that you have issued 100 shares of common stock. However, your disclosure of principal shareholders on page 90 indicates that there are more than 29 million shares issued prior to the offering and footnote disclosure refers to a reorganization of your ordinary shares. Please explain to us, and revise your disclosure within the notes to the financial statements and elsewhere to explain the nature of this reorganization and how it has been reflected in your financial statements.

Please contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence Venick